SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sphere 3D Corporation (the “Corporation”)
240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Item 2	Date of Material Change

December 2, 2014

Item 3	News Release

The news release attached hereto as Schedule “A” issued by the Corporation and disseminated via Newsfile Corp. on December 2, 2014 and is available on the Corporation’s profile at www.sedar.com.

Item 4	Summary of Material Change

On December 2, 2014, the Corporation announced the successful closing of its previously announced merger transaction (the “Transaction”) with Overland Storage, Inc. (“Overland”). Each issued and outstanding security of Overland immediately prior to the merger has been converted into 0.46385 of a security of Sphere 3D. Upon closing of the Transaction, Overland has become a wholly-owned subsidiary of the Corporation, and Overland’s common stock has ceased to trade on the NASDAQ Capital Market.

Concurrent with the closing of the Transaction, the Corporation consolidated all of its, and its subsidiaries’,outstanding indebtedness with Cyrus Capital Partners and its affiliated companies (collectively, “Cyrus Capital”) into a new 8% global convertible debenture (the “Global Debenture”) having an aggregate principal amount of US$19,500,000 maturing March 31 2018 issued to FBC Holdings S.á.r.l., an affiliated company with Cyrus Capital (“FBC Holdings”).

In addition to the Global Debenture, FBC Holdings intends to provide the Corporation with an 8% revolving credit facility of US$2,000,000, which may be increased at the discretion of FBC Holdings to US$5,000,000, due January 31, 2016.

Following completion of the Transaction, the Corporation announced its intention to delist its common shares (the “Common Shares”) from the TSX Venture Exchange (“TSX-V”) and continue to be listed on the NASDAQ Global Market.

Item 5	Full Description of Material Change

Except as set forth below, the news release attached hereto as Schedule “A” provides a full description of the material change.

Concurrent with the closing of the Transaction, the Corporation consolidated all of its, and its subsidiaries’, outstanding indebtedness with Cyrus into the Global Debenture, being in the aggregate principal amount of US$19,500,000, bearing 8% interest per annum payable semi-annually, and maturing on March 31, 2018.

The Global Debenture replaces the following indebtedness of the Corporation and Overland that existed prior to consummation of the Transaction: (i) Convertible Promissory Notes in the aggregate principal amount of US$9,500,000 governed by an Amended and Restated Note Purchase Agreement dated as of November 1, 2013 between Overland and Cyrus Capital Partners, L.P on behalf of Cyrus Opportunities Master Fund II, Ltd., CRS Master Fund, L.P., Crescent 1, L.P. and Cyrus Select Opportunities Master Fund, Ltd., (ii) Loan and Security Agreement dated as of October 13, 2014 between Overland and FBC Holdings in the original principal amount of US$5,000,000 (after repayment of US$2,500,000 principal amount in Common Shares pursuant to the previously announced shares-for-debt conversion on November 28, 2014), and (iii) Convertible Secured Debenture of the Corporation in the principal amount of US$5,000,000 issued on March 21, 2018.

The Global Debenture bears interest at an 8% simple annual interest rate, payable semi-annually on a pro rata basis beginning at the end of the fiscal quarter following the fiscal quarter in which the closing occurs. Interest shall be payable in either cash or in Common Shares at the option of the Corporation.

The Global Debenture are convertible into Common Shares at a price equal to the greater of (a) US$7.50 per share in the case of US$10,000,000 of the Global Debenture and US$8.50 per share in the case of US$9,500,000 of the Global Debenture, and (b) the closing market price on the day preceding the date of execution of definitive documentation (the “Conversion Price”), subject to all necessary regulatory approval.

At the option of the Corporation, the Global Debenture is convertible into Common Shares at the Conversion Price at any time that the weighted average trading price for the Common Shares exceeds 150% of the Conversion Price (i.e. exceeds US$11.25 per share in the case of US$10,000,000 of the Global Debenture and US$12.75 per share in the case of US$9,500,000 of the Global Debenture), for ten (10) consecutive trading days on its principal stock exchange that the Common Shares trade.

The Global Debenture shall be issued subject to a first ranking security interest in favour of FBC Holdings, save and except for certain permitted liens for existing and future bank facilities of up to US$11,000,000. Each of the Corporation’s wholly-owned Canadian and United States material subsidiaries provided guarantees for the obligations of the Corporation under the Global Debenture.

The Debenture and any Common Shares issued upon exercise of the Conversion Right are subject to a four-month hold period from the issuance date of the Debenture in accordance with the policies of the TSX-V and applicable securities laws. No broker or other fees are payable by the Corporation in connection with entering into of the Global Debenture.

In addition to the Global Debenture, FBC Holdings intends to provide the Corporation with an 8% revolving credit facility of US$2,000,000, which may be increased at the discretion of FBC Holdings to US$5,000,000, due January 31, 2016.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The executive officer who is knowledgeable about this material change report is Scott Worthington, Authorized Signatory and former Chief Financial Officer of the Corporation, at (416) 749-5999.

Item 9	Date of Report

December 5, 2014

SCHEDULE “A”

Sphere 3D and Overland Storage Complete Merger

Combination Creates Leading Global Virtualization and Enterprise-Class Data
Management Solutions Company

SAN JOSE, Calif. and MISSISSAUGA, Ontario – December 2, 2014 – Sphere 3D Corporation (TSX-V: ANY, NASDAQ:ANY), a leading provider of virtualization technology solutions, and Overland Storage®, Inc., a trusted global provider of unified data management and data protection solutions across the data lifecycle, today announced the successful completion of their previously-announced merger. The transaction was previously approved by the boards of directors of both companies, and over 99% of Overland’s shares voted at the special meeting of Overland’s shareholders held on Nov. 28 were voted in favor of approving the merger.

The integration of the Overland Storage, Tandberg Data, V3 Systems, and Sphere 3D brands positions the company to deliver a comprehensive and innovative portfolio of virtualization and cloud solutions. Through offerings designed for active data and data at rest, the company is able to address the rapidly growing cloud, virtualization and data storage markets in the software-defined IT arena.

As per the terms of the merger, Overland has become a wholly-owned subsidiary of Sphere 3D, and Overland’s common stock will no longer trade on the NASDAQ Capital Market. Each issued and outstanding share of Overland common stock immediately prior to the merger has been converted into the right to receive 0.46385 of a Sphere 3D common share. The common share of the combined company, named Sphere 3D Corporation, will continue to trade on the NASDAQ Global Market under the symbol “ANY” as well as on the TSX-V under the symbol “ANY”. Sphere 3D, however intends to delist its common shares from the TSX-V and continue to be listed on the NASDAQ Global Market.

“In addition to creating a world-class technology company, this combination underscores our vision to deliver a full range of the most innovative end-to-end solutions designed as purpose-built building blocks for the software-defined IT era,” said Eric Kelly, Chairman and CEO of Sphere 3D. “Our mission is to securely deliver applications, desktops and data any place and on any device while meeting the most stringent of IT requirements. Adding the Overland and Tandberg Data storage portfolio to Sphere 3D’s next-generation virtualization and cloud solutions enables us to accelerate the pace of our innovation and to create a compelling strategic advantage and a firm foundation for our future growth.”

“This merger transaction marks a significant milestone for Sphere 3D and the culmination of many months of hard work by both organizations. We look forward to coupling the expertise, experience and capabilities of our teams, and working together to accelerate innovation and market adoption of our disruptive approach to virtualization, converged infrastructure and data management solutions,” said Peter Tassiopoulos, Vice Chairman and President of Sphere 3D. “Moving forward, Overland’s existing scale, infrastructure and resources position us to further expand the footprint and awareness of Sphere 3D’s virtualization platform, providing key partnerships and market opportunities to create long-term value for our shareholders.”

After closing the transaction, Sphere 3D reorganized its senior management suite and expanded its Board of Directors, to position itself for future growth. Eric Kelly, Chairman of Sphere 3D, remains Chairman and has also been appointed Chief Executive Officer of Sphere 3D. Peter Tassiopoulos, the former CEO of Sphere 3D, has been appointed Vice Chairman and President of Sphere 3D. Kurt Kalbfleisch, the former Chief Financial Officer of Overland, has been appointed as the CFO of Sphere 3D. Vivekanand Mahadevan and Daniel Bordessa, former directors of Overland, have joined Sphere 3D’s Board of Directors, which also includes existing Board members Peter Ashkin, Mario Biasini, Glenn M. Bowman, Eric Kelly and Peter Tassiopoulos.

  Daniel (Dan) Bordessa has been appointed a director of Sphere 3D. Dan is currently a partner of Cyrus Capital Partners, L.P. and Cyrus Capital Partners Europe, L.P. Prior to joining Cyrus Capital, Mr. Bordessa was an Executive Director at Lazard where he was responsible for providing restructuring and mergers and acquisitions advice. While at Lazard, Mr. Bordessa advised on many of Europe’s largest restructurings and was a frequent speaker at industry conferences and other events. Mr. Bordessa has also worked at National Bank Financial, the investment banking arm of the National Bank of Canada. Mr. Bordessa has an MBA from the Schulich School of Business at York University in Toronto and holds an Honors Bachelor of Commerce degree.

  Vivekanand (Vic) Mahadevan has been appointed a director of Sphere 3D. Vic has over 25 years of senior level strategic planning and marketing experience. He was the Chief Strategy Officer at NetApp from 2010 until October 2012 and prior to that time served as Vice President of Marketing for LSI Corporation. Prior to LSI Corporation, Vic was Chief Executive Officer for Deeya Energy and has also held senior management positions with leading storage and systems management companies including BMC Software, Compaq, Ivita, and Maxxan Systems. Vic holds an MBA in Marketing and MS in Engineering from the University of Iowa as well a degree in Mechanical Engineering from the Indian Institute of Technology.

Jason Meretsky has resigned his position as a member of the Board of Directors of Sphere 3D and Scott Worthington has resigned his position as Chief Financial Officer of Sphere 3D, each effective upon the closing of the merger. Jason has been a tremendous help to Sphere 3D over the last three years and Sphere 3D would like to thank him for all of his contributions to date. In addition, Sphere 3D would like to thank Scott Worthington for his guidance in helping Sphere 3D transition from a private concern to a public company and his invaluable contribution as Chief Financial Officer of Sphere 3D over the last three years. Scott will remain with Sphere 3D and assist during the transition period.

About Sphere 3D

Sphere 3D Corporation (TSX-V: ANY, NASDAQ: ANY) is a virtualization technology solution provider with a portfolio of products that address the complete data continuum from active data to data at rest. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtualization and the Desktop Cloud Orchestrator management software for VDI. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For additional information, visit www.sphere3d.com, www.overlandstorage.com, and www.tandbergdata.com.

Overland Storage and the Overland logo are trademarks of Overland Storage, Inc., and Tandberg Data is a trademark of Tandberg Data Holdings, S.à r.l. that may be registered in some jurisdictions. All other trademarks are the property of their respective owners.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of the integration of the Sphere 3D, Overland and Tandberg businesses; any increase in our cash needs; possible actions by customers, suppliers, competitors or regulatory authorities; other risks detailed in the Form F-4/A we filed with the SEC; and other risks detailed from time to time in our periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in Overland’s prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Media Contact:
Pattie Adams
Director, Global Corporate Communications
+1 408/283-4779
padams@overlandstorage.com

Investor Contact:
MKR Group Inc.
Todd Kehrli or Jim Byers
+1 323/468-2300
ovrl@mkr-group.com

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